FORDING CONTRIBUTION AGREEMENT

THIS AGREEMENT is made the 28th day of February, 2003,

BETWEEN:

FORDING COAL LIMITED, a corporation existing under the laws of Canada;

(“FCL”)

- and -

4123212 CANADA LTD., a corporation existing under the laws of Canada;

(“Subco”)

- and -

FORDING COAL PARTNERSHIP, a general partnership existing under the laws of Alberta

(the “Partnership”).

RECITALS:

A.

On January 12, 2003, Fording, Teck Cominco Ltd. (“Teck”), Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board and Sherritt International Corporation entered into a combination agreement (the “Combination Agreement”) which contemplated, among other things, the formation of the Partnership.

B.

On February 19, 2003, securityholders of Fording approved the adoption of the Plan of Arrangement, which provides for the reorganization of the way in which the equity in the business of Fording is held, whereby ultimately all of the shares of New Fording will be held by an income trust known as “Fording Canadian Coal Trust”.

C.

Pursuant to the Plan of Arrangement, the following actions, among others, are contemplated to occur on the date on which the Plan of Arrangement becomes effective:

(a)

FCL will transfer beneficial interest in the Inventories and an undivided 75% interest in the Fording Assets to the Partnership;

(b)

FCL will commence proceedings to wind-up and dissolve, and pursuant thereto will transfer beneficial ownership in all of its remaining property, including its interest in the Partnership, to Fording as its sole shareholder, and Fording will assume all liabilities and obligations of FCL;

(c)

Fording will commence proceedings to wind-up and dissolve, and pursuant thereto will transfer beneficial ownership in all of its remaining property, including its interest in the Partnership and the other property acquired by Fording from FCL, to Subco as its sole shareholder, and Subco will assume all liabilities and obligations of Fording (including the liabilities and obligations assumed by Fording from FCL);

(d)

The Luscar Vendors and the CONSOL Vendors will convey the Luscar Assets to Subco, and Subco will assume the Luscar Asset Obligations; and

(e)

Subco will convey the Prairie Operations to SCAI, pursuant to the Prairie Operations Sale Agreement.

D.

In connection with the implementation of the Plan of Arrangement and the formation of the Partnership, FCL has agreed to transfer, and the Partnership has agreed to acquire and assume, the FCL Contributed Assets and the FCL Assumed Liabilities, and Subco has agreed to transfer, and the Partnership has agreed to acquire and assume, the Subco Contributed Assets and the Subco Assumed Liabilities, each on the terms and conditions set forth in this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1

Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

(a)

“Assumed Liabilities” means all amounts owing or accrued or accruing due to any Person as at the Effective Time relating to the Business or the Fording Assets or the operation of the Business or the Fording Assets, excluding any amounts owing, accrued or accruing due in respect of the Excluded Liabilities;

(b)

“Business” means the business carried on by FCL and Fording and subsequently carried on by Subco (as successor to FCL and Fording), excluding the businesses carried on in relation to the Excluded Assets;

(c)

“Common Schedule” means the schedule entitled “Common Definitions, Principles of Interpretation and General Provisions”, which is attached to this Agreement as Schedule “D”;

(d)

“CONSOL Vendors” means, collectively, CONSOL Energy Canada Ltd. and CONSOL of Canada Inc.;

(e)

“Contributed Assets” means, collectively, (i) the Fording Assets; (ii) the Inventories; (iii) the Luscar Assets; and (iv) Subco’s rights (as successor to Fording) under the Working Capital Adjustment Letter Agreement;

(f)

“Contributor” means:

(i)

for the purposes of the FCL Contribution, FCL; and

(ii)

for the purposes of the Subco Contribution, Subco;

(g)

“Distribution Entitlement” means the “Distribution Entitlement” of a partner in the Partnership as determined from time to time pursuant to the Partnership Agreement;

(h)

“Effective Time” means the relevant effective time set forth in Section 1.4; namely, (i) for the purposes of the FCL Contribution, the time set forth in Section 1.4(a)(i), and (ii) for the purposes of the Subco Contribution, the time set forth in Section 1.4(a)(ii);

(i)

“Excluded Assets” means the following assets, property and undertaking:

(i)

cash;

(ii)

the Prairie Operations, including all of the assets, rights and property described as “Purchased Assets” in the Prairie Operations Sale Agreement;

(iii)

any rights of Subco arising pursuant to the Prairie Operations Sale Agreement, including any rights to receive the Fording Royalties (as such term is defined in the Prairie Operations Sale Agreement);

(iv)

the Contributor’s rights and interests in the Esquimault and Nanaimo railway lands, including the former mining operation located at Mount Washington on Vancouver Island;

(v)

the Contributor’s rights and interests in respect of Industrial Minerals Operations;

(vi)

all the outstanding shares and debt of NYCO Minerals Inc., 627066 Alberta Ltd., Minera NYCO S.A. de C.V., Beachpoint Holdings Ltd., Ardley Coal Limited and Bitmin Resources Inc.;

(vii)

the Contributor’s corporate and accounting records, including its general ledger, minute book and shareholder ledger;

(viii)

the trust unit in the Fund issued to FCL upon the formation and settlement of the Fund, otherwise referred to in the Plan of Arrangement as the “Initial Unit”;

(ix)

the Contributor’s interest in the Partnership; and

(x)

any amounts due to the Contributor in respect of income taxes or other taxes which  are personal to the Contributor;

(j)

“Excluded Liabilities” means the following liabilities and obligations:

(i)

all liabilities and obligations related to employment income and bonuses, if any, of employees of the Contributor arising prior to the Effective Date (apart from any obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims);

(ii)

all liabilities and obligations of Subco arising pursuant to the Prairie Operations Sale Agreement;

(iii)

all liabilities and obligations assumed by SCAI pursuant to the Prairie Operations Sale Agreement;

(iv)

any amounts owing by the Contributor in respect of income taxes or other taxes which are personal to the Contributor;

(v)

all liabilities for bank indebtedness except in respect of uncashed cheques in payment of Assumed Liabilities ;

(vi)

any other liabilities and obligations in respect of the Excluded Assets; and

(vii)

any liabilities and obligations to pay the costs or expenses of any party arising out of or in connection with the Combination Agreement;

(k)

“FCL Assumed Liabilities” means such portion of the Assumed Liabilities as FCL determines (and notifies to the Partnership prior to the Effective Time) is to be assumed by the Partnership pursuant to the FCL Contribution;

(l)

“FCL Contributed Assets” means, collectively, (i) the Inventories; and (ii) an undivided 75% interest in the Fording Assets;

(m)

“FCL Contribution” means the conveyance of assets and liabilities by FCL to the Partnership as contemplated and described in Article 2;

(n)

“Fording Assets” means all of the Contributor’s right, title and interest in, to and under, or relating to, the assets (tangible and intangible), property and undertaking, owned or leased or used or held by the Contributor for use in, or relating to the operation of, the Business, including the following properties, assets and rights (each as defined and described in Schedule “A”):

(i)

the Accounts Receivable;

(ii)

the Books and Records;

(iii)

the Contracts;

(iv)

the Fixed Assets;

(v)

the Goodwill;

(vi)

the Governmental Authorizations;

(vii)

the Intellectual Property;

(viii)

the Mineral Assets and Rights;

(ix)

the Prepaid Expenses and Deposits; and

(x)

all other rights, properties and assets of the Contributor used in or held by the Contributor for use in or relating to the operation of the Business,(of whatsoever nature or kind and wherever situated;

but excluding:

(xi)

the Inventories;

(xii)

the Excluded Assets; and

(xiii)

the Luscar Assets;

(o)

“Fording Liabilities and Obligations” means the Assumed Liabilities and all other liabilities and obligations of every kind and nature of FCL and Fording (or of Subco, as successor to FCL and Fording), whether contingent, accrued, accruing or payable in respect of the Business or the Contributed Assets or the operation of the Business or the Contributed Assets, whether accruing prior to or after the Effective Date, including the liabilities and obligations described in Schedule “B”, but excluding the Excluded Liabilities;

(p)

“Human Resources Appendix” has the meaning given that term in Section 4.6;

(q)

“Inventories” means all inventories of every kind and nature and wheresoever situate of FCL relating to the Business including inventories of raw materials (including clean coal and previously mined raw unprocessed coal), product and stores inventory, work-in-progress, finished goods and by-products, spare parts and operating supplies, but excluding any inventories forming part of the Excluded Assets;

(r)

“Luscar Asset Obligations” means, collectively, (i) the Luscar Liabilities; (ii) all of the other liabilities and obligations of Subco under the Met Coal Purchase Agreement other than the obligation to pay a portion of the purchase price by the issuance of a promissory note pursuant to that agreement; and (iii) all of the other liabilities and obligations assumed by Subco pursuant to the Met Coal Purchase Agreement;

(s)

“Luscar Assets” means all of the assets being purchased by Subco from the Luscar Vendors and the CONSOL Vendors pursuant to the Met Coal Purchase Agreement;

(t)

“Luscar Liabilities” means all amounts owing or accrued or accruing due to any Person as at the Effective Time relating to the Luscar Assets or the operation of the Luscar Assets as assumed by Subco pursuant to the Met Coal Purchase

Agreement and for greater certainty, Luscar Liabilities do not include the obligation to pay a portion of the purchase price by the issuance of a promissory note pursuant to that agreement;

(u)

“Luscar Vendors” means, collectively, Luscar Ltd. and 1563706 Ontario Limited;

(v)

“Met Coal Purchase Agreement” means the agreement of purchase and sale dated February 28, 2003 between Subco, the Partnership (in its capacity as assignee of Subco), the Luscar Vendors, the CONSOL Vendors and CONSOL Energy Inc.;

(w)

“Non-Assignable Right” has the meaning given that term in Section 4.5;

(x)

“Obligations” means, collectively, (i) the Fording Liabilities and Obligations; (ii) the Luscar Asset Obligations; and (iii) all liabilities and obligations of Subco (as successor to Fording) under the Working Capital Adjustment Letter Agreement;

(y)

“Partnership Agreement” means the partnership agreement dated as of February 26, 2003 between FCL, Subco, Teck, Quintette Coal Partnership and Teck-Bullmoose Coal Inc.;

(z)

“Partnership Interest” means the “Partnership Interest” of a partner in the Partnership as determined from time to time in accordance with the Partnership Agreement;

(aa)

“Partnership Promissory Note” means the demand non-interest bearing note of the Partnership with a principal amount of $125 million, substantially in the form attached as Schedule “I” to the Plan of Arrangement;

(bb)

“Prairie Operations Sale Agreement” means the agreement of purchase and sale dated February 28, 2003 between Subco and SCAI;

(cc)

“SCAI” means Sherritt Coal Acquisition Inc.;

(dd)

“Subco Assumed Liabilities” means, collectively, (i) the Assumed Liabilities, but excluding the FCL Assumed Liabilities; and (ii) the Luscar Liabilities;

(ee)

“Subco Contributed Assets” means, collectively, (i) Subco’s remaining 25% undivided interest in the Fording Assets (as successor to Fording and FCL); (ii) the Luscar Assets; and (iii) Subco’s rights (as successor to Fording) under the Working Capital Adjustment Letter Agreement;

(ff)

“Subco Contribution” means the conveyance of assets and liabilities by Subco to the Partnership as contemplated and described in Article 3;

(gg)

“Working Capital Adjustment Letter Agreement” means the letter agreement dated January 12, 2003 between Luscar Energy Partnership and Fording in connection with the Combination Agreement relating to working capital adjustments under the Prairie Operations Sale Agreement and the Met Coal Purchase Agreement.

Terms not otherwise defined in this Agreement have the meanings given to those terms in the Common Schedule.

1.2

Interpretation and General Provisions

The rules of interpretation and general provisions outlined in the Common Schedule apply to this Agreement.

1.3

Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule “A”	Fording Assets
Schedule “B”	Fording Liabilities and Obligations - Attachment 1 - Letters of Credit
Schedule “C”	Human Resources Appendix
Schedule “D”	Common Definitions, Principles of Interpretation and General Provisions

1.4

Timing of Contributions

(a)

Timing - Notwithstanding any other provision of this Agreement or the time of execution of this Agreement:

(i)

Article 2 and the FCL Contribution shall for all purposes be effective at the time specified in the Plan of Arrangement; and

(ii)

Article 3 and the Subco Contribution shall for all purposes be effective at the time specified in the Plan of Arrangement.

(b)

Co-ownership - From the Effective Time of the FCL Contribution to the Effective Time of the Subco Contribution, the Parties acknowledge that the Partnership (as to an undivided 75% interest) and the owner of the remaining undivided 25% interest in the Fording Assets will be co-owners in respect of the Fording Assets and will be joint venturers in respect of the operation of the Fording Assets.

ARTICLE 2
FCL CONVEYANCE AND CONSIDERATION

2.1

Conveyance of Contributed Assets

In exchange for the consideration described in Section 2.2, FCL hereby assigns, transfers, conveys, and sets over to the Partnership its entire beneficial ownership and interest in and to the

FCL Contributed Assets on the terms and conditions set forth in this Agreement, and the Partnership hereby accepts directly from FCL, in exchange for the consideration described in Section 2.2, FCL’s beneficial ownership and interest in and to the FCL Contributed Assets, to have and to hold the same together with all benefits and advantages to be derived therefrom, absolutely.

2.2

Consideration

(a)

General - The consideration delivered by the Partnership to FCL for the FCL Contribution shall be as follows:

(i)

the issuance to FCL of the Partnership Promissory Note;

(ii)

the assumption by the Partnership of the FCL Assumed Liabilities; and

(iii)

an addition to the amount of capital contributed to the Partnership by FCL equal to the fair market value of the property contributed to the Partnership by FCL pursuant to Section 2.1 less the fair market value of the consideration described in Sections 2.2(a)(i) and (ii), which will result in an appropriate adjustment to FCL’s Partnership Interest and Distribution Entitlement in respect of the Partnership as provided for in the Plan of Arrangement and the Partnership Agreement;

(b)

Allocation - The consideration payable by the Partnership to FCL under Sections 2.2(a)(i) and (ii) for the FCL Contribution shall be allocated as consideration for particular FCL Contributed Assets as determined by Subco (as successor to FCL), not later than 180 days after the Effective Date.

ARTICLE 3
SUBCO CONVEYANCE AND CONSIDERATION

3.1

Conveyance of Contributed Assets

In exchange for the consideration described in Section 3.2, Subco hereby assigns, transfers, conveys, and sets over to the Partnership its entire beneficial ownership and interest in and to the Subco Contributed Assets on the terms and conditions set forth in this Agreement, and the Partnership hereby accepts directly from Subco, in exchange for the consideration described in Section 3.2, Subco’s beneficial ownership and interest in and to the Subco Contributed Assets, to have and to hold the same together with all benefits and advantages to be derived therefrom, absolutely.

3.2

Consideration

(a)

General - The consideration delivered by the Partnership to Subco for the Subco Contribution shall be paid and satisfied as follows:

(i)

the assumption by the Partnership of the Subco Assumed Liabilities;

(ii)

the undertaking and obligation of the Partnership to pay to Subco an amount equal to (A) amounts paid by Subco to the Luscar Vendors and the

CONSOL Vendors in respect of working capital under the Met Coal Purchase Agreement, plus (B) the amount, if any, paid by Subco to the Luscar Vendors under the Working Capital Adjustment Letter Agreement, less (C) the amount, if any, paid by the Luscar Vendors to Subco under the Working Capital Adjustment Letter Agreement; and

(iii)

an addition to the amount of capital contributed to the Partnership by Subco equal to the fair market value of the property contributed to the Partnership by Subco pursuant to Section 3.1 less the fair market value of the consideration described in Section 3.2(a)(i) and (ii), which will result in an appropriate adjustment to Subco's Partnership Interest and Distribution Entitlement in respect of the Partnership as provided for in the Plan of Arrangement and the Partnership Agreement.

(b)

Allocation - The consideration payable by the Partnership to Subco under Sections 3.2(a)(i) and (ii) for the Subco Contribution shall be allocated as consideration for particular Subco Contributed Assets as determined by Subco, not later than 180 days after the Effective Date.

ARTICLE 4
ADDITIONAL PROVISIONS RE CONTRIBUTIONS

4.1

Substitution and Subrogation

Insofar as is possible, the Partnership shall have full right of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made in respect of the Business or the Contributed Assets or any part thereof.

4.2

Covenants re Obligations

As of the Effective Time, the Partnership hereby assumes and covenants to pay, satisfy and perform all of the Obligations.

4.3

Indemnification of Contributor

The Partnership shall indemnify and save harmless each of FCL and Subco, their Affiliates and their respective directors, officers, employees and agents (in this Section, collectively the “Indemnified Parties”) from and against all claims, demands, actions, causes of action, damages, losses, costs, liabilities or expenses, including interest, awards of judgment or penalties relating thereto, reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, which may be brought against the Indemnified Parties, or which they may suffer or incur, directly or indirectly as a result of or in connection with:

(a)

the Obligations; or

(b)

any non-fulfilment of any covenant or agreement on the part of the Partnership under this Agreement.

The Partnership acknowledges that this Section 4.3 is being entered into by the FCL and Subco on behalf of the Indemnified Parties and the Partnership understands and agrees that the Indemnified Parties may enforce this Section 4.3 notwithstanding that they are not signatories to this Agreement.

4.4

Indemnification of Partnership

Subco (on its own behalf and as successor to FCL) shall indemnify and save harmless the Partnership, its partners, officers, employees and agents (in this Section, collectively the “Indemnified Parties”) from and against all claims, demands, actions, causes of action, damages, losses, costs, liabilities or expenses, including interest, awards of judgment or penalties relating thereto, reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, which may be brought against the Indemnified Parties, or which they may suffer or incur, directly or indirectly as a result of or in connection with:

(a)

the Excluded Liabilities; or

(b)

any non-fulfilment of any covenant or agreement on the part of FCL or Subco under this Agreement.

FCL and Subco acknowledge that this Section 4.4 is being entered into by the Partnership on behalf of the Indemnified Parties and FCL and Subco understand and agree that the Indemnified Parties may enforce this Section 4.4 notwithstanding that they are not signatories to this Agreement.

4.5

Non-Assignable Rights

Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Partnership, any contract, licence, lease, agreement, commitment, entitlement or engagement which, as a matter of law or by its terms, is (i) not assignable, or (ii) not assignable without the approval or consent of the issuer thereof or the other party or parties thereto, without first obtaining such approval or consent (collectively “Non-Assignable Rights”).  In connection with such Non-Assignable Rights, Subco (on its own behalf and as successor to FCL) shall:

(a)

co-operate with the Partnership to take commercially reasonable steps to obtain any necessary approvals or consents, where relevant;

(b)

co-operate with the Partnership in any reasonable arrangements designed to provide the benefits of such Non-Assignable Rights to the Partnership, including holding any such Non-Assignable Rights in trust for the Partnership or acting as agent for the Partnership;

(c)

enforce any rights of such Contributor arising from such Non-Assignable Rights;

(d)

take all such actions and do, or cause to be done, all such things at the request of the Partnership as shall reasonably be necessary in order that the value of any Non-Assignable Rights shall be preserved and shall enure to the benefit of the Partnership; and

(e)

pay over to the Partnership, all monies collected by or paid to such Contributor in respect of such Non-Assignable Rights.

4.6

Employees

(a)

The Parties agree that all employees associated with the Contributed Assets will be made available to the Partnership in accordance with the Human Resources Appendix attached to this Agreement as Schedule “C” (the “Human Resources Appendix”); and

(b)

the Parties agree to be bound by the terms of the Human Resources Appendix and to execute the Human Resources Appendix together with Teck to deal with the matters set out therein, including the treatment and transfer of employees and pension plans to the Partnership in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

4.7

Nominee Agreement

Each of FCL and Subco agrees to convey legal title in the Contributed Assets as may be directed by the Partnership to such nominee of the Partnership as has been designated pursuant to a nominee agreement between the Partnership and such nominee to be dated as of the Closing Date, substantially in the form attached as Schedule “C” to the Partnership Agreement.

4.8

Taxes and Tax Elections

(a)

Each of FCL and Subco agree with the Partnership:

(i)

to make a joint election under subsection 97(2) of the Tax Act and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, within the prescribed time and in the prescribed manner, in respect of the contribution of property to the Partnership described in this Agreement by that Contributor; the agreed amount in respect of each property that is transferred to the Partnership by the Contributor shall be the amount designated by the Contributor but shall not be less than the least amount that the agreed amount may be in accordance with the rules in subsection 97(2) of the Tax Act and any equivalent or corresponding provision under applicable provincial or territorial tax legislation;

(ii)

that, subject to paragraph (iii) below, the Partnership shall be liable for and shall pay to each Contributor an amount equal to any goods and services tax and harmonized sales tax payable by the Purchaser and collectible by such Contributor under the Excise Tax Act (Canada), plus an amount equal to any similar value added or multi-staged tax imposed by any applicable provincial or territorial legislation, in connection with the property transferred to the Partnership by each Contributor under this Agreement; and

(iii)

that, to the extent permitted under subsection 221(2) of the Excise Tax Act (Canada) and any equivalent or corresponding provision under any applicable provincial or territorial legislation, the Partnership shall self-assess and remit directly to the appropriate governmental authority any goods and services tax and harmonized sales tax imposed under the Excise Tax Act (Canada) and any similar value added or multi-staged tax imposed by any applicable provincial or territorial legislation payable in connection with the transfer of any real property.  The Partnership shall make and file a return(s) in accordance with the requirements of subsection 228(4) of the Excise Tax Act (Canada) and any equivalent or corresponding provision under any applicable provincial or territorial legislation.

(b)

The Partnership shall not require any Contributor to comply, or assist the Partnership in complying with the requirements of section 99 of the Social Services Tax Act (B.C.) or any equivalent or corresponding provision under any other applicable provincial or territorial tax legislation.

(c)

All federal and provincial sales, transfer, land transfer and other similar taxes and charges, if any, payable in respect of the contribution of the Contributed Assets to the Partnership as described in this Agreement or the registration of title to the Contributed Assets consequential to such contributions shall be borne by the Partnership either by direct payment to the relevant taxing authority or by the prompt reimbursement of such taxes and charges if initially paid by the Contributor.

4.9

Representations and Warranties

(a)

FCL and Subco jointly and severally represent and warrant to and in favour of the Partnership that:

(i)

each of FCL and Subco is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and their respective registration numbers are FCL - 88630 5085; and Subco - 88623 8138;

(ii)

each of FCL and Subco is a resident of Canada for purposes of the Tax Act;

(iii)

Beachpoint Holdings Ltd. does not have any material assets;

(iv)

Ardley Coal Limited does not have any material assets other than those held in relation to the Prairie Operations;

(v)

except as contemplated by the Combination Agreement, since the date of the Combination Agreement Fording and FCL have used their best efforts to manage the working capital in respect of the Business in a manner consistent with Fording’s and FCL’s usual practices.

(b)

Except and to the extent provided in Section 4.9(a), the Partnership Agreement or the Combination Agreement, neither FCL nor Subco warrants title to the Contributed Assets or makes representations or warranties with respect to the quality, condition or serviceability of the Contributed Assets, or the suitability of their use for any purpose.

(c)

The Partnership represents and warrants to and in favour of FCL and Subco that the Partnership is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and its registration number is 89779 5605.

4.10

Option for Bitmin Resources Inc.

Subco shall permit the Partnership to conduct reasonable due diligence in respect of Bitmin Resources Inc. (“Bitmin”) and shall transfer to the Partnership, as a contribution of capital to the Partnership, for no additional consideration, Subco’s shares in Bitmin if the Partnership so requests in writing within 6 months from the Effective Date.  If the Partnership makes such request, such shares shall for all purposes be treated in the same manner as Contributed Assets pursuant to this Agreement, and if the Partnership does not make such request within 6 months from the Effective Date, Subco shall be entitled to deal with such shares as it decides in its sole discretion.

ARTICLE 5
MISCELLANEOUS PROVISIONS

5.1

Notices

Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been given if given by personal delivery or by telecopy addressed to the recipient as follows:

To the Partnership:

Fording Coal Partnership
Suite 1000, 205 - 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

(403) 265-5769
Attention:

President

with a copy to:

Teck Cominco Limited
Suite 600-200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Facsimile No.:

(604) 687-6100
Attention:

Chief Executive Officer

To FCL or Subco:

Fording Inc.
Suite 1000, 205 - 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

(403) 265-5769
Attention:

President

or to such other address, individual or telecopy number as may be designated by notice given by either Party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed transmission thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF the Parties have executed this Contribution Agreement.

FORDING COAL LIMITED
By:	/s/ Allen Hagerman
Name: Allen Hagerman
Title: Vice-President & Chief Financial Officer
4123212 CANADA LTD.
By:	/s/ Allen Hagerman
Name: Allen Hagerman
Title: Vice-President & Chief Financial Officer
FORDING COAL PARTNERSHIP, by its authorized signatories for and on behalf of its partners
By:	/s/ Allen Hagerman
Name: Allen Hagerman
Title: (Fording Signatory)
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Authorized Signatory of Teck Cominco Limited

SCHEDULE “A”

FORDING ASSETS

All of the Contributor’s right, title and interest in, to and under, or relating to, the assets (tangible and intangible), property and undertaking, owned or leased or used or held by the Contributor for use in, or relating to the operation of, the Business, including the following properties, assets and rights, but excluding the Inventories, the Excluded Assets and the Luscar Assets:

1.

“Accounts Receivable”

Any and all accounts receivable, bills receivable, trade accounts, book debts and insurance claims relating to the Business, recorded as receivable in the books and records or the Contributor and any other amount due to the Contributor relating to the Business including any refunds and rebates receivable relating to the Business, and the benefit of all security (including cash deposits), guarantees and other collateral held by the Contributor in connection with the Business.

2.

“Books and Records”

All books and records that relate exclusively to the Fording Assets including, without limitation the following:

(a)

customer lists, supplier lists, sales and purchase records, credit information, price lists and catalogues, production records, business plans and projections, employee manuals, operating manuals, supply records, inventory records and correspondence files (together with, in the case of any such information that is stored electronically, the media on which the same is stored);

(b)

all plans and specifications in the Contributor’s possession or under its control relating to the plant, buildings, structures, erections, improvements, appurtenances and fixtures situate on or forming part of the Fording Assets including all electrical, mechanical and structural drawings related thereto as are in the possession of or under the control of the Contributor; and

(c)

all seismic and geological data, shot point maps, core logs, all processed record sections, tapes, observers reports and survey notes, production records and data, mining plans, reclamation plans, equipment maintenance logs and records, surveys and fitness and service warranties in the possession or under the control of the Contributor.

3.

“Contracts”

Those contracts, licences, leases (including coal leases and crown coal lease or licenses and freehold coal lands including lands that may be included as part of titles including all mines and minerals or other such title), agreements, commitments, coal rights, entitlements, engagements, letters of credit, reclamation bonds and sinking funds provided for reclamation purposes, and documents of title to which the Contributor is a party or by which the Contributor is bound or under which the Contributor has, or will have, any liability or contingent liability relating to the Business or the Fording Assets including any quotation, order or tender for any contract which remains open for acceptance and any warranty, guarantee or commitment (express or implied), including all policies of insurance, motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements binding upon the Contributor and relating to equipment and vehicles used by the Contributor relating the Business, including all contracts for sale, transportation and storage of coal and procurement of services.

4.

“Fixed Assets”

The fixed assets, machinery, computers and related hardware and software, equipment, fixtures, furniture, furnishings, vehicles, material handling equipment, implements, parts, tools, jigs, dies, molds, patterns, tooling and spare parts owned by the Contributor relating to the Business, including any which are in storage or in transit, and other tangible property and facilities used in the Business whether located in or on the premises of the Contributor or elsewhere, including machinery, technology, equipment, leased rail equipment and other personal property located at any mine site to operate the facilities.

5.

“Goodwill”

The goodwill of the Business and pertaining to the Fording Assets, and information and documents relevant thereto including lists of customers and suppliers, credit information, research materials, research and development files and the exclusive right of the Partnership to represent itself as carrying on the Business in succession to the Contributor.

6.

“Governmental Authorizations”

To the extent assignable, all authorizations, approvals (including environmental approvals), orders, certificates, consents, directives, notices, licences, permits, reservations, variances, registrations or similar rights issued to or required by the Contributor relating to the Business or any of the Fording Assets by or from any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof (any such entity being a “Governmental Authority”).

7.

“Intellectual Property”

All trade or brand names, business names (for greater certainty, other than “Luscar”), trade marks, trade mark registrations and applications, service marks, service mark registrations and applications, copyrights, copyright registrations and applications, patents, patent registrations and applications and other patent rights (including any patents issued on such applications or rights), certification marks, trade secrets, proprietary manufacturing information and know-how, equipment and parts lists and descriptions, instruction manuals, inventions, inventors’ notes, research data, seismic data, results of exploratory drilling activity, unpatented blue prints, drawings and designs, formulae, processes, technology and other intellectual property that is owned by the Contributor and is principally used in or principally related to the Contributed Assets, together with all rights under licenses, registered user agreements, technology transfer agreements and other agreements or instruments relating to any of the foregoing.

8.

 “Mineral Assets and Rights”

All mines and related infrastructure; coal reserves and resources; mineral resource royalties; and deferred stripping.

All coal properties, including crown coal lease or licenses and freehold coal lands including lands that may be included as part of titles including all mines and minerals or other such title including all of the Contributor’s mineral rights in jurisdictions other than Alberta, Saskatchewan and Manitoba.

9.

“Prepaid Expenses and Deposits”

All amounts prepaid relating to the Business or the Fording Assets including mining taxes, business taxes, rents, telephone, insurance and all deposits with any public utility or Governmental Authority (as defined under “Governmental Authorizations”, above), but excluding any income or other taxes which  are personal to the Contributor.

SCHEDULE “B”

FORDING LIABILITIES AND OBLIGATIONS

The Assumed Liabilities and all other liabilities and obligations of every kind and nature of FCL and Fording (or of Subco, as successor to FCL and Fording), whether contingent, accrued, accruing or payable in respect of the Business or the Contributed Assets or the operation of the Business or the Contributed Assets, whether accruing prior to or after the Effective Date, including the following liabilities and obligations, but excluding the Excluded Liabilities:

1.

The obligations to a bank arising pursuant to the replacement of the Letters of Credit listed in Attachment 1 to this Schedule.

2.

Liabilities or obligations relating to any Environmental Liabilities, including all liabilities and obligations for reclamation, demolition, environmental or other associated liabilities and obligations in respect of the Contributed Assets.

For the purposes of this paragraph 2, “Environmental Liabilities” means all liabilities and obligations of every kind and nature arising out of, resulting from, attributable to or connected with any environmental liability, damage or contamination or other environmental problem, pertaining to the Business or the Contributed Assets, or any of them, however or by whomsoever the same occurred, whether such losses, costs, damages, expenses, claims, liabilities, actions, proceedings or demands arose prior to or subsequent to the Effective Date including any matters relating to: (i) surface, underground, air, groundwater or surface water contamination; (ii) the restoration or reclamation of any part of the Contributed Assets; (iii) the breach of applicable government rules and regulations in effect at any time except fines or penalties paid in respect of the commission by the Contributor of statutory offences which are not applied to the remediation or clean-up of environmental damage or contamination; or (iv) the removal of or failure to remove any foundations, structures or equipment from any of the lands forming part of the Contributed Assets.

3.

All costs, charges and expenses, whether of a capital or an operating nature which have been incurred in connection with the mining, extraction, sale and disposition of coal, including royalties (governmental or otherwise), lease rentals, taxes (measured on property, mineral interests, mining operations, sales or otherwise), mining costs, processing costs, transportation costs, storage costs, costs of loading and unloading onto and from trains and ships, commissions, coal quality adjustments, selling expenses, customs charges, acquisition costs for capital assets and charges for labour and services furnished by independent contractors in respect of the Business or the operation of the Contributed Assets.

4.

Any obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims in respect of employees of the Contributor.

5.

Liabilities relating to actual, pending or threatened actions, suits or proceedings respecting the conduct of the Business or the operation of the Contributed Assets.

6.

Accrued liabilities of the Business, including accruals for vacation pay and customer rebates.

7.

All taxes, duties or similar charges (including penalties, fines and interest) payable by the Contributor in relation to the Business or the Contributed Assets, but excluding any income or other taxes which  are personal to the Contributor.

ATTACHMENT 1 TO SCHEDULE “B”
LETTERS OF CREDIT

Beneficiary	Amount (Cdn. $)	Expires	Purpose	Fronting Lender
Ministry of Energy	8,347,680.00	17-Dec-03 A	GHO - Reclamation	Royal Bank of Canada
The Province of BC	7,711,065.06	2-Mar-03 A	FDR - Reclamation	Royal Bank of Canada
British Columbia	3,000,000.00	1-Nov-03 A	CMO - Reclamation	Royal Bank of Canada
Her Majesty BC	10,000.00	16-Jul-04	Elco - Reclamation	Royal Bank of Canada
Her Majesty BC	16,000.00	8-Jun-03 A	CMO - Reclamation	Royal Bank of Canada
Fisheries	37,000.00	16-Jul-03 A	CMO - Reclamation	Royal Bank of Canada
Al Nasar	U.S. $185,500.00 (Cdn. $276,395.00)	30-Apr-03	Trade	Royal Bank of Canada
TOTAL	19,398.140.06

Beneficiary	Applicant	Guarantee #	Amount (Cdn. $)	Expiry Date	Fronting Lender
Province of Alberta	Luscar Ltd.	S10009/178281	110,500	July 31, 2003	The Bank of Nova Scotia
Province of British Columbia	CONSOL Energy Canada Ltd.	S10009/178247	2,000,000	July 31, 2003	The Bank of Nova Scotia
Province of British Columbia	Luscar Ltd.	S10009/178264	2,000,000	July 31, 2004	The Bank of Nova Scotia
Province of Alberta	CONSOL of Canada Inc.	S10009/178279	110,500	July 31, 2003	The Bank of Nova Scotia

SCHEDULE “C”

HUMAN RESOURCES APPENDIX

SCHEDULE “D”
COMMON SCHEDULE
COMMON DEFINITIONS, PRINCIPLES OF INTERPRETATION AND GENERAL PROVISIONS

2.

Definitions

In the Agreement, the following words and terms have the respective meanings set out below:

(a)

“Affiliate” has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4 as at the date hereof;

(b)

“Agreement” means the agreement to which this schedule forms a part, including this schedule and all other schedules, and all amendments or restatements as permitted, and references to “Article”, “Section”, or “Schedule” mean the specified Article, Section, or Schedule of the agreement;

(c)

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;

(d)

“Closing” means the completion of the transactions contemplated by the Plan of Arrangement;

(e)

“Closing Date” or “Effective Date” means the date on which the Plan of Arrangement becomes effective as evidenced by the date on the Certificate of Arrangement issued in connection with the Transaction pursuant to Section 192(7) of the Canada Business Corporations Act;

(f)

“Declaration of Trust” means the declaration of trust made as of February 26, 2003, governed by the laws of the Province of Alberta, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

(g)

“FCL” means Fording Coal Limited, a corporation existing under the laws of Canada, and, where the context so requires, its successors (including for this purpose, New Fording);

(h)

“Fording” means Fording Inc., as constituted on the date hereof, a corporation existing under the laws of Canada;

(i)

“Fund” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

(j)

“GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

(k)

“Industrial Minerals Operations” means, collectively, those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New

York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

(l)

“Material Change” has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4 as at the date hereof;

(m)

“New Fording” means the successor corporation following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as “Fording Inc.”, all of which will occur as part of the Plan of Arrangement;

(n)

“Parties” means the parties to the Agreement and “Party” means any one of them;

(o)

“Partnership” means Fording Coal Partnership, a general partnership formed under the laws of Alberta the initial Partners of which are FCL, Subco, Teck Cominco Limited, Quintette Coal Partnership and Teck - Bullmoose Coal Inc.

(p)

“Person” means an individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated trust, body corporate, agency or where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(q)

“Plan of Arrangement” means the plan of arrangement which provides for the reorganization of the business of Fording under the Fund, approved by securityholders of Fording at a meeting called for that purpose on February 19, 2003, and any amendment or variation made in accordance with the terms thereof;

(r)

“Prairie Operations” means the thermal coal business of Fording and its holdings of mineral properties, consisting principally of Fording’s operations at Genesee, Whitewood and Highvale, Alberta, its undeveloped resource properties in Alberta, Manitoba and Saskatchewan, and the royalties receivable from third parties mining at Fording’s mineral properties at locations in Alberta and Saskatchewan;

(s)

“Subco” means 4123212 Canada Ltd., a corporation existing under the laws of Canada;

(t)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supplement);

(u)

“Transaction” means collectively those steps and transactions contemplated by the Plan of Arrangement.

3.

Certain Rules of Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of the Agreement requires an approval or consent by a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)

Governing Law - The Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)

Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of the Agreement.

(e)

Including - Where the words "including" or "includes" are used in the Agreement, it means "including (or includes) without limitation".

(f)

No Strict Construction - The language used in the Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i)

Time - Time is of the essence in the performance of the Parties' respective obligations.

(j)

Accounting - Wherever in the Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

4.

General Provisions

(a)

Assignment - No Party may assign the Agreement or any rights or obligations under the Agreement without the prior written consent of each of the other Parties, such consent not to be unreasonably withheld.

(b)

Enurement - The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

(c)

Further Assurances - The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of the Agreement and carry out its provisions.

(d)

Execution and Delivery - The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.